UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):  February 12, 2020

ACT II GLOBAL ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-38880	38-4101973
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

c/o DLA Piper LLP (US)

1251 Avenue of the Americas

New York, New York 10020

Attn: Christopher Giordano

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (212) 335-4500

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Units, each consisting of one Class A Ordinary Share and one-half of one Redeemable Warrant	ACTTU	The NASDAQ Stock Market LLC

Class A Ordinary Shares, par value $0.0001 per share	ACTT	The NASDAQ Stock Market LLC

Redeemable Warrants, each exercisable for one Class A Ordinary Share for $11.50 per share	ACTTW	The NASDAQ Stock Market LLC

Item 1.01	Entry Into A Material Definitive Agreement.

Amendment to the Purchase Agreement

As previously disclosed, on December 19, 2019, Act II Global Acquisition Corp. (“Act II”) entered into a purchase agreement (the “Purchase Agreement”) with Flavors Holdings Inc. (“Flavors Holdings”), MW Holdings I LLC (“MW Holdings I”), MW Holdings III LLC (“MW Holdings III”) and Mafco Foreign Holdings (together with Flavors Holdings, MW Holdings I and MW Holdings III, the “Sellers”), in connection with the proposed purchase of all of the outstanding equity interests of Merisant Company (“Merisant”), Merisant Luxembourg (“Merisant Luxembourg”), Mafco Worldwide LLC (“Mafco Worldwide”), Mafco Shanghai LLC (“Mafco Shanghai”), EVD Holdings LLC (“EVD Holdings”), and Mafco Deutschland (together with Merisant, Merisant Luxembourg, Mafco Worldwide, Mafco Shanghai, and EVD Holdings, the “Transferred Entities”). Subject to the terms and conditions of the Purchase Agreement, at the closing of the transactions (the “Transactions”) contemplated thereunder (the “Closing”), the Sellers shall sell, convey, assign, transfer and deliver to Act II, and Act II shall purchase, the issued and outstanding capital stock of the Transferred Entities certain assets and assume certain liabilities included in the Transferred Assets and Liabilities (as defined in the Purchase Agreement) in each instance, free and clear of all liens, in exchange, subject to the limitations set forth below, for the Purchase Price as defined in the Purchase Agreement (as defined below).

On February 12, 2020, the Sellers and Act II entered into Amendment No. 1 to Purchase Agreement (the “Purchase Agreement Amendment”), pursuant to which the parties amended certain provisions of the Purchase Agreement, in order to, among other things:

•	reduce the Purchase Price by eliminating the Earnout Shares and Escrowed Seller Shares (in each case as defined in the Purchase Agreement);

•	provide that the Purchaser Ordinary Shares Consideration (as defined in the Purchase Agreement) will be equal to the number of Class A ordinary shares of Act II equal to the quotient of (i) the sum of (A) $60,000,000 and (B) the amount, if any, by which the Base Cash Consideration is reduced by Act II in accordance with the terms of the Purchase Agreement Amendment, divided by (ii) the lowest per share price at which Class A ordinary shares are sold by Act II to any person from and after the date of the Purchase Agreement but prior to, at or in connection with the Closing;

•	add covenants relating to the new proposal by Act II to (i) reduce, prior to Closing, the number of Class A ordinary shares of Act II (“Ordinary Shares”) into which all Public Warrants (as defined in the Purchase Agreement Amendment) outstanding as of the date of the Purchase Agreement Amendment are exercisable by one half; (ii) provide for cash payments to the holders of Public Warrants (“Warrant Holders”); and (iii) make any conforming amendments in connection with the Domestication (as defined in the Purchase Agreement) (collectively, the “Warrant Amendment”);

•	provide Act II with the option, immediately prior to Closing, subject to certain conditions set forth in the Purchase Agreement Amendment and after (a) giving effect to the Private Placement (defined below), any additional equity financing, and the Debt Financing (as defined in the Purchase Agreement) and (b) taking into account all amounts held by Act II in trust, to reduce the Base Cash Consideration by the amount of funds necessary (up to $55,000,000) for Act II to pay (i) the Cash Consideration, (ii) any amounts paid in connection with the Warrant Amendment, and (iii) the Transaction Costs in exchange for a dollar-for-dollar increase in the Purchaser Ordinary Shares Consideration;

•	reduce the number of Class A ordinary shares of Act II to be deposited into escrow by Act II Global LLC (“Act II Sponsor”) at the Closing from 5,000,000 to 2,000,000;

•	exclude proceeds contemplated by the completion of the Private Placement and any additional equity financing procured by Act II from the Closing condition under the Purchase Agreement related to minimum cash;

•	provide that Act II is only required to use reasonable best efforts to obtain Term Loan B Financing (as defined in the Purchase Agreement) in the event that there is no longer a reasonable expectation that the Private Placement will be obtained in accordance with the subscription agreements entered into with the Private Investors (as defined below);

•	eliminate certain escrow, earnout and other provisions of the Purchase Agreement relating to contingent obligations of Act II that have also been eliminated; and

•	add representations and covenants of Act II related to the Private Placement (as defined below).

A copy of the Purchase Agreement Amendment is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the Purchase Agreement Amendment is qualified in its entirety by reference thereto.

Amendment to Sponsor Support Agreement

As previously disclosed, concurrently with the execution of the Purchase Agreement, Act II Sponsor, Act II and the Sellers entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”), pursuant to which Act II Sponsor agreed to  certain covenants and agreements related to the Transactions, particularly with respect to taking supportive actions to consummate the Transactions and to designate two of the Sellers’ directors to the board of directors of Act II, to be effective at the Closing. In addition, Act II Sponsor irrevocably waived its anti-dilution protections under the Act II’s Amended and Restated Memorandum and Articles of Association in connection with any new issuances of Ordinary Shares.

Concurrently with the execution of the Purchase Agreement Amendment, Act II Sponsor, Act II, and the Sellers entered into Amendment No. 1 to Sponsor Support Agreement (the “Sponsor Support Amendment”), pursuant to which the Sponsor Support Agreement was amended to reflect the amendments, to the extent applicable, to the Purchase Agreement described above. In addition, pursuant to the Sponsor Support Amendment:

•	Act II Sponsor will forfeit (i) 3,000,000 shares of Act II’s Class B ordinary shares (the “Founder Shares”); and (ii) 6,750,000 warrants to purchase Ordinary Shares at a price of $11.50 per share (the “Founder Warrants”) immediately following the Closing; and

•	Act II Sponsor has waived any rights that it might otherwise have to receive any cash payment with respect to its Founder Warrants.

A copy of the Sponsor Support Amendment is filed with this Current Report on Form 8-K as Exhibit 10.1 and is incorporated herein by reference. The foregoing description of the Sponsor Support Amendment is qualified in its entirety by reference thereto.

Commitment Letter

As previously disclosed, on December 19, 2019, in connection with entering into the Purchase Agreement, Act II entered into a commitment letter (the “Commitment Letter”) with TD Securities (USA) LLC (“TDSL”), as left lead arranger and book runner, The Toronto-Dominion Bank, New York Branch (“TDNY”), as a lender, and Toronto Dominion (Texas) LLC (“TDTX”) as administrative agent. Pursuant to the Commitment Letter, TDSL agreed to arrange and TDNY committed to provide Act II with (i) a senior secured term loan facility in the aggregate amount of up to $185,000,000 (the “Term Facility”) and (ii) a senior secured revolving credit facility of up to $50,000,000 (the “Revolving Facility,” and together with the Term Facility, the “Credit Facilities”). The proceeds of the Term Facility on the Closing Date (as defined in the Commitment Letter) may be used (x) to fund the Transactions, and (y) to pay the fees, costs and expenses incurred in connection with the Transactions. Up to $5,000,000 (which may be increased) of the proceeds of the Revolving Facility may be used on the Closing Date for general corporate purposes and to backstop or replace letters of credit. The proceeds of the Revolving Facility after the Closing Date may be used for working capital and general corporate purposes, including for capital expenditures. The availability of the borrowings under the Credit Facilities is subject to the satisfaction of certain customary conditions, including the consummation of the Transactions.

A copy of the Commitment Letter is filed with this Current Report on Form 8-K as Exhibit 10.2 and is incorporated herein by reference. The foregoing description of the Commitment Letter is qualified in its entirety by reference thereto.

Item 3.02	Unregistered Sales of Equity Securities.

Private Placement Transactions

In connection with the foregoing and concurrently with the execution of the Purchase Agreement Amendment and the Sponsor Support Amendment, Act II entered into subscription agreements with certain investors (collectively, the “Private Placement Investors”) pursuant to which, among other things, such investors agreed to subscribe for and purchase, and Act II agreed to issue and sell to such investors, 7,500,000 of Act II’s Class A ordinary shares, par value $0.0001 (“Ordinary Shares”), and warrants representing the right to purchase 2,631,750 Ordinary Shares (the “Warrants”) for gross proceeds of approximately $75,000,000 (the “Private Placement”). Act II granted certain customary registration rights to the Private Placement Investors.

The Ordinary Shares and Warrants to be offered and sold in connection with the Private Placements have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act and/or Regulation D or Regulation S promulgated thereunder without any form of general solicitation or general advertising. The Private Placement is contingent upon, among other things, the closing of the Transactions. The proceeds from the Private Placement will be used to fund a portion of the Aggregate Cash Obligations (as defined under the Purchase Agreement) for the Transactions.

A copy of the form of subscription agreement is filed with this Current Report on Form 8-K as Exhibit 10.3 and is incorporated herein by reference. The foregoing description of the subscription agreements is qualified in its entirety by reference thereto.

Item 7.01	Regulation FD Disclosure.

On February 12, 2020, Act II issued a press release announcing the execution of the Purchase Agreement Amendment and the Sponsor Support Amendment. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Act II prepared a revised investor presentation for use in connection with various meetings and conferences. A copy of the investor presentation is furnished as Exhibit 99.2 and incorporated by reference herein.

On February 12, 2020, Act II Sponsor entered into a side letter to the subscription agreement with Baron Small Cap Fund (“Baron”), pursuant to which Act II Sponsor agreed that it will designate, as the sole holder of Act II’s Class B ordinary shares, one individual that has been mutually agreed with Baron to serve as a director on Act II’s board of directors. A copy of the side letter is furnished as Exhibit 99.3 and incorporated by reference herein.

The foregoing (including Exhibits 99.1, 99.2 and 99.3) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Additional Information and Where to Find It

In connection with the proposed business combination and warrant amendment, Act II intends to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 and will mail the definitive proxy statement/prospectus and other relevant documentation to Act II shareholders and Act II warrant holders. This filing does not contain all the information that should be considered concerning the proposed transaction. It is not intended to form the basis of any investment decision or any other decision with respect to the business combination and the warrant amendment. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the federal securities laws.

Act II shareholders and Act II warrant holders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and any amendments thereto, and the definitive proxy statement/prospectus in connection with Act II’s solicitation of proxies for the extraordinary general meeting to be held to approve the proposed transaction, because these materials will contain important information about Merisant Company (“Merisant”), MAFCO Worldwide LLC (“Mafco”) and Act II and the proposed transaction.

The definitive proxy statement/prospectus will be mailed to Act II shareholders as of a record date to be established for voting on the business combination, and to the Act II warrant holders as of a record date to be established for voting on the warrant amendment, when it becomes available. Shareholders and warrant holders will also be able to obtain a copy of the preliminary proxy statement/prospectus and definitive proxy statement/prospectus once they are available, without charge, at the SEC’s website at www.sec.gov or by directing a request to Act II at 745 5th Avenue, New York, NY 10151.

Participants in the Solicitation

Act II, Merisant, Mafco and their respective directors and officers and representatives or affiliates may be deemed to be participants in the solicitation of proxies of Act II shareholders in connection with the business combination and of Act II warrant holders in connection with the warrant amendment. Act II shareholders and Act II warrant holders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Act II in the final prospectus of Act II, which was filed with the SEC on April 29, 2019. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Act II shareholders in connection with the business combination, and to Act II warrant holders in connection with the warrant amendment, will be set forth in the proxy statement/prospectus for the business combination and warrant amendment when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the business combination and warrant amendment will be included in the proxy statement/prospectus that Act II intends to file with the SEC and other documents furnished or filed with the SEC by Act II.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1	Amendment No. 1 to the Purchase Agreement dated as of February 12, 2020, by and among Act II and the Sellers.
10.1	Amendment No.1 to Sponsor Support Agreement dated as of February 12, 2020, by and among Act II Sponsor, Act II and the Sellers.
10.2	Commitment Letter dated December 19, 2019, by and among TDSL, TDNY, TDTX and Act II.
10.3	Form of Subscription Agreement.
99.1	Press Release, dated February 12, 2020.
99.2	Investor Presentation, dated February 2020.
99.3	Side Letter to Subscription Agreement dated February 12, 2020, by and between Act II Sponsor and Baron.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Act II Global Acquisition Corp.

Date: February 13, 2020	By:	/s/ Ira J. Lamel
Name: Ira J. Lamel Title: Chief Financial Officer